United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
001-349119
NOTIFICATION OF LATE FILING
CUSIP NUMBER
7733E 10 5

☐ Form 10-K  ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: April 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I – REGISTRANT INFORMATION

Rockford Minerals Inc.

 Full Name of Registrant

N/A

Former Name if Applicable

Address of Principal Executive Officer

369 Shutter Street, Toronto, Ontario M5A 1X2, Canada

City, State and Zip Code

Part II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR and N-CSR, or the transition report or portion thereof could not be filed within the prescribed period: Additional effort required to ensure a complete and accurate filing as well as additional time to complete the XBRL tagging of the 10-Q.

The registrant was unable without unreasonable effort and expense to prepare its accounting records and schedules in sufficient time to allow its accountants to complete its review of the registrant for its three-month period ended April 30, 2013, before the required filing date for its Form 10-Q.

(Attach extra sheets if needed.)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory J. Neely	(416) 937-3266
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

EXPLANATION:

None

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Rockford Minerals, Inc.

416-937-3266

Date: June 14, 2013	By:	/s/ Gregory J. Neely
Gregory J. Neely, Director, President, Chief Financial and Accounting Officer, Secretary and Treasurer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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